信和置業有限公
Sino Land Company L



Our Ref.: SLC-EI/SC-2004/CS-0734



30 June, 2004

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

Dear Sirs,



**Level One Sponsored ADR Program**
**- Rule 12g3-2(b)#82-1868**

We are pleased to **enclose** for your attention a copy of the press announcement on connected transactions jointly made by the Company with Tsim Sha Tsui Properties Limited published in the South China Morning Post on 28 June, 2004.

For your information, the said announcement is also accessible at our website "**http://www.sino-land.com**".

If you require any other information or documents, please feel free to contact us.

Yours faithfully,
**For and on behalf of**
**SINO LAND CO... LIMITED**

**Eric Ip Sai Kwong**
**Company Secretary**



dlw 7/13

Encl.

c.c. The Bank of New York (Hong Kong)
Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

H:\Maisy\SC\Letter-ADR

**Tsim Sha Tsui Properties Limited**
*(Incorporated in Hong Kong with limited liability)*
Stock Code: (00247)

**Sino Land Company Limited**
*(Incorporated in Hong Kong with limited liability)*
Stock Code: (00083)

**Financial Adviser to Tsim Sha Tsui Properties Limited and Sino Land Company Limited**

**PLATINUM Securities**

# CONNECTED TRANSACTIONS

The Directors announce that on 11 June 2004, Chengdu COSL, a joint venture company between the China Overseas Group and the Sino Land Group was formed on a 80:20 basis, to acquire the land use right of the Property which was awarded to the China Overseas Group and the Sino Land Group in a public auction. The aggregate consideration for the Chengdu Acquisition, which was based on the bid price offered by the China Overseas Group and the Sino Land Group in the public auction, is approximately RMBY1.2 billion (approximately HK$1.13 billion). The China Overseas Group and the Sino Land Group has agreed to jointly participate in the Chengdu Acquisition through Chengdu COSL on the same terms obtained in the public auction. China Overseas is a connected person of TST Properties and Sino Land under the Listing Rules by virtue of it being a substantial shareholder in non wholly-owned subsidiaries of TST Properties and Sino Land, namely three joint venture companies established in 1987, 1990 and 1993 respectively. As such the Chengdu Acquisition constitutes a connected transaction of TST Properties and Sino Land pursuant to Rule 14A.13 of the Listing Rules. As the attributable portion of the consideration payable by the Sino Land Group for the Chengdu Acquisition exceeded 0.1% but is less than 2.5% of the respective total asset value and the market capitalisation of both TST Properties and Sino Land, the Chengdu Acquisition is required to be disclosed by way of a press announcement and be included in the next published annual reports and accounts of TST Properties and Sino Land pursuant to Rule 14A.32 of the Listing Rules.

It has been brought to the attention of the Directors that during the ordinary and usual course of business of Sino Land, which includes property development and investment, it has, since June 1990, awarded the China Overseas Group with the Construction Contracts for certain of its property developments. On 16 April 2004, the Sino Land Group and the China Overseas Group jointly participated in the Honey Lake Acquisition in respect of the land use right of a property in Shenzhen, PRC in a public auction. The Construction Contracts and the Honey Lake Acquisition also constituted connected transactions for TST Properties and Sino Land as China Overseas is connected to TST Properties and Sino Land by virtue of it being a substantial shareholder in certain non wholly-owned subsidiaries of TST Properties and Sino Land. The Construction Contracts and the Honey Lake Acquisition were subject to disclosure and, where applicable, independent shareholders' approval in accordance with the Listing Rules. However, the Listing Rules requirements of disclosure and, where applicable, obtaining independent shareholders' approval at the time of entering into the Construction Contracts and the Honey Lake Acquisition were not complied with.

TST Properties and Sino Land have voluntarily submitted the relevant information regarding the Construction Contracts and the Honey Lake Acquisition to the Stock Exchange and are hereby disclosing the matter in this Announcement to inform the Shareholders and the investing public.

The Directors consider the Construction Contracts awarded, and the Honey Lake Acquisition entered into, were: (i) in the ordinary and usual course of business of the TST Properties Group and the Sino Land Group; (ii) on an arm's length basis; (iii) on normal commercial terms; and (iv) on terms no less favourable to TST Properties and Sino Land than those granted to or from (as appropriate) independent third parties. In particular the Construction Contracts were awarded only after a highly competitive tendering process. The Directors believe that such terms were fair and reasonable and were in the interest of the Shareholders. The Directors are satisfied that on no occasion has China Overseas been afforded any preferential treatment whatsoever.

A circular incorporating further details of the Construction Contracts, the Honey Lake Acquisition and an opinion from an independent financial adviser on the Construction Contracts and the Honey Lake Acquisition will be sent to the Shareholders as soon as practicable.

Further, the Directors note that TST Properties and Sino Land do not hold any shares in China Overseas and do not have any representation on the board of directors of China Overseas, and vice versa. Currently, the three joint venture companies represent only a small portion of the net assets of each of TST Properties and Sino Land: the aggregate net asset value of the joint venture companies as a proportion of the net asset value of TST Properties and Sino Land is only a mere (approximate) 0.038% and 0.013% respectively.

Nevertheless, the Directors regret and take seriously any failure to comply with the Listing Rules. A joint independent committee of the Board has been established to conduct a comprehensive review of the current situation and steps are being taken to strengthen further each company's compliance systems. A further announcement will be published in respect of any material findings that are required to be disclosed in accordance with the Listing Rules.

The Stock Exchange has indicated that it reserves its right to take action as appropriate under the Listing Rules against TST Properties and Sino Land and the Directors in respect of the breaches.

## THE CHENGDU ACQUISITION

The Directors announce that on 11 June 2004, Chengdu COSL, a joint venture company held as to 80% by China Overseas (Zhong Guo), a wholly-owned subsidiary of China Overseas, and 20% by Sino Land (Szechuan), a wholly-owned subsidiary of Sino Land, was formed to acquire the land use right of the Property which was awarded to the China Overseas Group and the Sino Land Group in a public auction.

## DETAILS OF THE CHENGDU ACQUISITION

**Joint venture company:**

Joint venture company: Chengdu COSL

**Joint venture parties:**

Party A: China Overseas (Zhong Guo) (80% shareholding)

Party B: Sino Land (Szechuan) (20% shareholding)

**Date of formation of the joint venture:**

11 June 2004, being the date of the approval of the incorporation of Chengdu COSL by the municipal government of Chengdu in the Szechuan Province, PRC.

**Description of the Property:**

The Property comprises of a site of approximately 1,811 mu and, pending the delivery by the municipal government of Chengdu of vacant possession, an adjacent site of 175 mu located in the Golden Bull District in the city of Chengdu in the Szechuan Province, PRC. The Property can be developed for residential use, community service facilities, government facilities, urban green zones and etc. with an estimated gross floor area of approximately 13 million square feet.

**Expected date of completion of the Chengdu Acquisition:**

Completion of the Chengdu Acquisition is expected to be before 30 June 2004, subject to an extension by the municipality of Chengdu in the Szechuan Province, PRC.

**Expected date of completion of the Property development:**

Completion of the Property development is expected to be before 30 June 2009 and will be for both sale and leasing.

**Consideration for the Chengdu Acquisition:**

The aggregate consideration for the Chengdu Acquisition of approximately RMBY1.2 billion (approximately HK$1.13 billion) was based on the bid price of approximately RMBY1.09 billion offered by the China Overseas Group and the Sino Land Group in the public auction and the acquisition price of approximately RMBY105 million for the adjacent site as referred to above. The Sino Land Group is participating in the Chengdu Acquisition through its interest in Chengdu COSL on the same terms obtained in the public auction. The aggregate consideration for the Chengdu Acquisition will be paid by China Overseas and Sino Land on a 80:20 basis.

## SOURCE OF FUNDING

The consideration for the Chengdu Acquisition payable by Sino Land for its attributable 20% stake in Chengdu COSL will be funded by internal resources of Sino Land.

## REASONS FOR BIDDING FOR THE CHENGDU ACQUISITION

The Directors consider the Chengdu Acquisition a good investment opportunity in the PRC for Sino Land and it also helps to replenish its land bank for development purposes. The Directors are satisfied that the consideration payable for the Chengdu Acquisition is a fair price. The Directors (including the independent non-executive directors) consider the Chengdu Acquisition was (i) in the ordinary and usual course of business of the TST Properties Group and the Sino Land Group; (ii) on an arm's length basis; and (iii) on normal commercial terms. The Directors (including the independent non-executive directors) believe that the terms of the Chengdu Acquisition were fair and reasonable and were in the interest of the Shareholders.

## CONNECTION WITH CHINA OVERSEAS

The China Overseas Group is a substantial shareholder of certain non wholly-owned subsidiaries of TST Properties and Sino Land and therefore under the Listing Rules, China Overseas is deemed to be a connected person of TST Properties and Sino Land. As such, the Chengdu Acquisition constitutes a connected transaction to TST Properties and Sino Land pursuant to Rule 14A.13 of the Listing Rules and is subject to disclosure for both TST Properties and Sino Land in accordance with the Listing Rules.

## OTHER CONNECTED TRANSACTIONS WITH THE CHINA OVERSEAS GROUP

### (a) CONSTRUCTION CONTRACTS

It has been brought to the attention of the Directors that during the ordinary and usual course of business of Sino Land, which includes property development and investment, it has awarded the China Overseas Group with the Construction Contracts for certain of the property developments of Sino Land since June 1990. A summary of the Construction Contracts are highlighted in the table below:

| | Parties in the Contract: Sino Land Group | % owned | China Overseas Group | Nature of Works | Date of Letter of Award or Letter of Intent | Contract Sum HK$(m) | Listing Rules Requirements**: Sino Land | TST Properties |
|---|---|---|---|---|---|---|---|---|
| 1. | Full Fair Ltd. | 100 | China State Construction Engineering (Hong Kong) Ltd. | Foundation and railway depot works main contract and foundation at STTL 470 Ho Tung Lau (Site A), Shatin, New Territories | 15/3/04 | 569 | Announcement | Announcement & independent shareholders' approval |
| | | | China Overseas Mech. & Elect. Eng. Ltd. | Air conditioning and mechanical ventilation installation nominated sub-contract at STTL 470 Ho Tung Lau (Site A), Shatin, New Territories | 13/5/04 | 5.3 | | |
| 2. | Active Success Development Ltd. | 100 | China Overseas Building Construction Ltd. | Main contract at KIL11158, Hoi Fai Road, West Kowloon Reclamation | 22/11/03 | 654.9 | Announcement | Announcement & independent shareholders' approval |
| 3. | Grand Creator Investment Ltd. | 60 | China Overseas Building Construction Ltd. | Main contract for Residence Oasis, TKOTL24, Hang Hau MTR Station Development | 2/6/03 | 1,180 | Announcement & independent shareholders' approval | Announcement & independent shareholders' approval |
| 4. | Prime Harvest Development Ltd. | 100 | China Overseas Foundation Eng. Ltd. | Foundation and pile cap for URA Site TWTL398, Tai Ho Road/ Yeung Uk Road, Tsuen Wan, New Territories | 15/3/03 | 80.1 | Announcement | Announcement |
| | | | China Overseas Mech. & Elect. Eng. Ltd. | HVAC installation (podium) nominated sub-contract for URA Site TWTL398, Tai Ho Road/ Yeung Uk Road, Tsuen Wan, New Territories | 20/5/04 | 29.8 | | |
| 5. | Advance Profit Ltd. | 100 | China Overseas Foundation Eng. Ltd. | Steel sheet piling & pile cap for Oceania Heights, TMTL432, Hoi Chu Road, Tuen Mun, New Territories | 27/2/03 | 7.7 | N/a | Announcement |
| 6. | Kingdom Investment Ltd. | 100 | China Overseas Building Construction Ltd. | Main contract for Ocean View, STTL441, Ma On Shan, New Territories | 3/6/02 | 317.5 | Announcement | Announcement & independent shareholders' approval |
| 7. | Regent Profit Investment Ltd. | 100 | China Overseas Foundation Eng. Ltd. | Bored pile, cap and site formation works for Sky Horizon, IL8921, Nos. 35 & 37 Cloud View Road, North Point, Hong Kong | 3/1/00 | 51.5 | Announcement | Announcement |
| 8. | High Elite Ltd. | 100 | China Overseas Foundation Eng. Ltd. | Foundation for Dynasty View, TPTL113, Ma Wo, Tai Po, New Territories | 29/10/93 | 23.5 | Announcement | Announcement |
| | | | China Overseas Foundation Eng. Ltd. | Basement structure for Dynasty View, TPTL113, Ma Wo, Tai Po, New Territories | 12/3/94 | 29.4 | | |
| 9. | Allways Success Development Ltd. | 60 | China Overseas Building Development Co. Ltd. | Main contract for Serenity Park I, TPTL66, Ma Wo, Tai Po, New Territories | 11/6/90 and 30/7/90 | 335 | Announcement | Announcement & independent shareholders' approval |

*Note:* ** The Listing Rules requirements as highlighted in the above table for each of the Construction Contracts are based on calculations using the then latest published respective net tangible asset values of TST Properties and Sino Land as a basis of comparison.

Each of the Construction Contracts was awarded after a highly competitive tendering process and was based on consideration of a number of factors including but not limited to the bid price of the contract and the financial capability and reliability of each of the bidding parties. The Directors consider that the Construction Contracts awarded are: (i) in the ordinary and usual course of business of the TST Properties Group and the Sino Land Group; (ii) on an arm's length basis; (iii) on normal commercial terms; and (iv) on terms no less favourable to TST Properties and Sino Land than those granted to or from (as appropriate) independent third parties. In particular the Construction Contracts were awarded only after a highly competitive bidding process. The Directors believe that such terms were fair and reasonable and were in the interest of the Shareholders. The Directors are satisfied that on no occasion has China Overseas been afforded any preferential treatment whatsoever.

### (b) THE HONEY LAKE ACQUISITION

On 16 April 2004, the Sino Land Group and the China Overseas Group jointly participated in the Honey Lake Acquisition in respect of the land use right of a property in Shenzhen, PRC in a public auction. Details of the Honey Lake Acquisition are as follows:

**Joint venture company:**

Purchaser: Shenzhen Sheng Hui

**Joint venture parties:**

Party A: Sinoland China (50% shareholding)

Party B: China Overseas Property (50% shareholding)

**Date of the Honey Lake Acquisition:**

16 April 2004, being the bid-winning date of the Honey Lake Acquisition. Shenzhen Sheng Hui was subsequently formed for the purpose of the Honey Lake Acquisition on 29 April 2004.

**Description of the property in the Honey Lake Acquisition:**

The property in the Honey Lake Acquisition is a 93,544-square meter site (Shenzhen Lot Number: B303-0041) located at Futian's Honey Lake in Shenzhen, PRC for residential and commercial development with a plot ratio of 1.4 times and an estimated total gross floor area of approximately 130,962 square meters.

**Consideration for the Honey Lake Acquisition:**

The aggregate consideration for the Honey Lake Acquisition of RMBY950 million (approximately HK$893.95 million) was the successful bid price jointly offered by the Sino Land Group and the China Overseas Group in the public auction. The aggregate consideration for the Honey Lake Acquisition was paid by Sinoland China and China Overseas Property on a 50:50 basis.

**Source of funding:**

The consideration for the Honey Lake Acquisition paid by Sinoland China was funded by internal resources of Sino Land.

**Date of completion of the Honey Lake Acquisition:**

23 April 2004, being the date of the last payment by Sinoland China and China Overseas Property of the remaining balance of the consideration for the Honey Lake Acquisition.

**Reasons for bidding for the Honey Lake Acquisition:**

The Directors consider the Honey Lake Acquisition a good investment opportunity in the PRC for Sino Land and it also helps to build up its land bank for development purposes. The Directors are satisfied that the consideration paid for the Honey Lake Acquisition was a fair price. The Directors (including the independent non-executive directors) consider the Honey Lake Acquisition was (i) in the ordinary and usual course of business of the TST Properties Group and the Sino Land Group; (ii) on an arm's length basis; and (iii) on normal commercial terms. The Directors (including the independent non-executive directors) believe that the terms of the Honey Lake Acquisition were fair and reasonable and were in the interest of the Shareholders.

### (c) CONNECTION WITH CHINA OVERSEAS

Under the Listing Rules, the Honey Lake Acquisition entered into between the Sino Land Group and China Overseas Group constituted connected transactions for TST Properties and Sino Land and should have been subject to disclosure for TST Properties and Sino Land and also subject to independent shareholders' approval for TST Properties in accordance with the Listing Rules. Under the Listing Rules, the Construction Contracts entered into between the Sino Land Group and China Overseas Group also constituted connected transactions for TST Properties and Sino Land and should have been subject to disclosure and, where applicable, independent shareholders' approval in accordance with the Listing Rules, as shown in the table above. However, the requirements of disclosure and, where applicable, obtaining independent shareholders' approval at the time of entering into the Construction Contracts and the Honey Lake Acquisition in accordance with the Listing Rules were not complied with.

## REASONS FOR ENTERING INTO THE CONSTRUCTION CONTRACTS AND THE HONEY LAKE ACQUISITION

Sino Land is one of the leading property development and investment companies in Hong Kong. The awarding of construction contracts for its property developments and the formation of joint ventures for the purpose of property development are very much carried out as one of the principal activities and in the ordinary and usual course of business for Sino Land.

The awarding of Construction Contracts were made after a highly competitive tendering process and were based on consideration of a number of factors including but not limited to the bid price of the contract and the financial capability and reliability of each of the bidding parties. The Directors believe that it is in the interests of both TST Properties and Sino Land to form joint ventures with reputable construction companies for their property developments.

The Directors believe that it is therefore beneficial for TST Properties and Sino Land that the Construction Contracts were awarded to China Overseas and the Honey Lake Acquisition jointly acquired with China Overseas as it is a reputable construction company in Hong Kong.

A circular incorporating further details of the Construction Contracts, the Honey Lake Acquisition and an opinion from an independent financial adviser on the Construction Contracts and the Honey Lake Acquisition will be sent to the Shareholders as soon as practicable.

## COMPREHENSIVE REVIEW

The Directors are satisfied that all of the Construction Contracts and the Honey Lake Acquisition have been in the best interests of TST Properties and Sino Land and the Shareholders. There may be mitigating circumstances for the failure to comply with the Listing Rules as identified in this announcement. In particular, the Directors note that TST Properties and Sino Land do not hold any shares in China Overseas and do not have any representation on the board of directors of China Overseas, and vice versa. Currently, the three joint venture companies represent only a small portion of the net assets of each of TST Properties and Sino Land: the aggregate net asset value of the joint venture companies as a proportion of the net asset value of TST Properties and Sino Land is only a mere (approximate) 0.038% and 0.013% respectively.

Nevertheless, the Directors regret and take seriously any failure to comply with the Listing Rules. A joint independent committee (comprising Messrs Ronald Joseph Arculli and Paul Cheng Ming Fun, independent non-executive directors of each company) has been established by the Directors to conduct a comprehensive review of the current situation.

**Also steps are being taken to strengthen further each company's compliance systems, including the appointment of additional compliance personnel. A further announcement will be published in respect of any material findings that are required to be disclosed in accordance with the Listing Rules.**

## GENERAL

TST Properties is the holding company of Sino Land. Both TST Properties and Sino Land are investment holding companies and their principal businesses include property development and investment, share investment and dealing, financing and management services.

As at the date of this announcement, the executive directors of TST Properties are Mr. Robert Ng Chee Siong and Mr. Raymond Tong Kwok Tung and the independent non-executive directors are Mr. Ronald Joseph Arculli and Mr. Paul Cheng Ming Fun.

As at the date of this announcement, the executive directors of Sino Land are Mr. Robert Ng Chee Siong, Mr. Albert Yeung Pak Hin, Mr. Raymond Tong Kwok Tung and Mr. Yu Wai Wai and the independent non-executive directors are Mr. Ronald Joseph Arculli and Mr. Paul Cheng Ming Fun.

The Stock Exchange has indicated that it reserves its right to take action as appropriate under the Listing Rules against TST Properties and Sino Land and the Directors in respect of the breaches.

## DEFINITIONS

| | |
|---|---|
| "Board" | the respective boards of Directors |
| "Chengdu Acquisition" | the acquisition by Chengdu COSL of the land use right of the Property which was awarded to the China Overseas Group and the Sino Land Group in a public auction |
| "Chengdu COSL" | 中海信和（成都）物業發展有限公司 (China Overseas Sino Land (Chengdu) Property Development Ltd*), a company incorporated in the PRC owned as to 80% by China Overseas (Zhong Guo) and 20% by Sino Land (Szechuan) |
| "China Overseas" | China Overseas Land & Investment Limited, a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange |
| "China Overseas Group" | China Overseas and its subsidiaries |
| "China Overseas Property" | 中海地產股份有限公司 (China Overseas Property Company Limited*), a company incorporated in the PRC and a wholly-owned subsidiary of China Overseas |
| "China Overseas (Zhong Guo)" | China Overseas (Zhong Guo) Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of China Overseas |
| "Construction Contracts" | certain construction contracts for property developments awarded by the Sino Land Group to the China Overseas Group since June 1990 |
| "Directors" | the directors of TST Properties and Sino Land |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong |
| "Honey Lake Acquisition" | the acquisition of the land use right of a property situated in the 93,544-square meter site (Shenzhen Lot Number: B303-0041) located at Futian's Honey Lake in Shenzhen, PRC through a public auction |
| "Hong Kong" | the Hong Kong Special Administrative Region of the PRC |
| "Listing Rules" | The Rules Governing the Listing of Securities on the Stock Exchange in force for the time being |
| "PRC" | the People's Republic of China |
| "Property" | the development site of approximately 1,811 mu and, pending the delivery by the municipal government of Chengdu of vacant possession, an adjacent site of 175 mu located in the Golden Bull District in the city of Chengdu in the Szechuan Province, PRC |
| "RMBY" | Renminbi, the legal currency in the PRC |
| "Shareholders" | the shareholders of TST Properties and Sino Land |
| "Shenzhen Sheng Hui" | 深圳盛輝物業發展有限公司 (Shenzhen Sheng Hui Property Development Limited*), a company incorporated in the PRC owned as to 50% by China Overseas Property and 50% by Sinoland China |
| "Sino Land" | Sino Land Company Limited, a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange |
| "Sino Land Group" | Sino Land and its subsidiaries |
| "Sino Land (Szechuan)" | Sino Land (Szechuan) Company Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of Sino Land |
| "Sinoland China" | Sinoland China Investment Holdings Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of Sino Land |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "TST Properties" | Tsim Sha Tsui Properties Limited, a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange |
| "TST Properties Group" | TST Properties and its subsidiaries |
| "%" | per cent |

* *English translation for identification purposes only*

*Note:* for the purpose of this Announcement, the HK$:RMBY exchange rate used is approximately 0.941 as at 11 June 2004.

By order of the Board of
**Tsim Sha Tsui Properties Limited**
**Eric Ip Sai Kwong**
*Company Secretary*

By order of the Board of
**Sino Land Company Limited**
**Eric Ip Sai Kwong**
*Company Secretary*

Hong Kong, 25 June 2004